Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-251032
June 2, 2021

CI FINANCIAL CORP.
US$900,000,000 4.100% NOTES DUE 2051
PRICING TERM SHEET
June 2, 2021

Issuer:	CI Financial Corp.
Security:	4.100% Notes due 2051 (the “Notes”)
Expected Ratings*:	Baa2/Stable (Moody’s) BBB/Negative (S&P) BBBH/Negative (DBRS)
Ranking:	Senior Unsecured
Size:	US$900,000,000
Trade Date:	June 2, 2021
Expected Settlement Date**:	June 7, 2021 (T+3) Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.
Maturity Date:	June 15, 2051
Coupon:	4.100%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2021
Price to Public:	99.948% plus accrued interest, if any, from June 7, 2021
Benchmark Treasury:	UST 1.875% due February 15, 2051
Benchmark Treasury Price & Yield:	90-26+; 2.303%
Spread to Benchmark Treasury:	+ 180 basis points
Yield:	4.103%
Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000
Change of Control:	at 101%
Redemption Provisions:
Make-Whole Call:	Prior to December 15, 2050 (six months prior to maturity), treasury rate plus 30 basis points
Par Call:	At any time on or after December 15, 2050 (six months prior to maturity), at 100% of the principal amount of the Notes to be redeemed

Tax Call:	At par, in the event of certain changes in tax law
Use of Proceeds:	The net proceeds from the sale of the Notes will be used to repay outstanding indebtedness of approximately C$234.5 million under the Issuer’s credit facility in full and for general corporate purposes
CUSIP/ISIN:	125491 AP5 / US125491AP51
Book-Running Manager:	BofA Securities, Inc.
Co-Managers:

CIBC World Markets Corp.

National Bank of Canada Financial Inc.

TD Securities (USA) LLC

Credit Suisse Securities (USA) LLC

Raymond James (USA) Ltd.

RBC Capital Markets, LLC

J.P. Morgan Securities LLC

Barclays Capital Inc.

BMO Capital Markets Corp.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. (toll free) at 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com.